                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                                (FINAL AMENDMENT)

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                  ENDOGEN, INC.

                            (Name of Subject Company)

                             EWOK ACQUISITION CORP.
                                PERBIO SCIENCE AB
                                   PERSTORP AB

                                    (Bidders)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   29264J 10 8

                      (Cusip Number of Class of Securities)

                                MAGNUS LINDQUIST
                             CHIEF FINANCIAL OFFICER
                                   PERSTORP AB
                           SE-284 80 PERSTORP, SWEDEN
                                011-46-435-380-00

                                   COPIES TO:

                           PATRICIA KAVEE MELICK, ESQ.
                                  WIGGIN & DANA
                              THREE STAMFORD PLAZA
                           STAMFORD, CONNECTICUT 06911
                                 (203) 363-7600

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                  July 7, 1999
         (Date of Event which Requires Filing Statement on Schedule 13D)

-----------------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ewok Acquisition Corp.
-----------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [__]

-----------------------------------------------------------------------------------------
3.      SEC USE ONLY


-----------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
-----------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                                 [__]

-----------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

-----------------------------------------------------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER            0
       SHARES        --------------------------------------------------------------------
    BENEFICIALLY      8.   SHARED VOTING POWER          3,468,202
      OWNED BY       --------------------------------------------------------------------
        EACH          9.   SOLE DISPOSITIVE POWER       0
     REPORTING       --------------------------------------------------------------------
    PERSON WITH       10.  SHARED DISPOSITIVE POWER     3,468,202
-----------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,468,202

-----------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES*                                                      [__]

-----------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%

-----------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO

-----------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PerBio Science AB
-----------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                        (b)  [__]

-----------------------------------------------------------------------------------------
3.      SEC USE ONLY


-----------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
-----------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                                 [__]

-----------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Sweden

-----------------------------------------------------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER            0
      SHARES         --------------------------------------------------------------------
   BENEFICIALLY       8.   SHARED VOTING POWER          3,468,202
     OWNED BY        --------------------------------------------------------------------
       EACH           9.   SOLE DISPOSITIVE POWER       0
     REPORTING       --------------------------------------------------------------------
    PERSON WITH       10.   SHARED DISPOSITIVE POWER    3,468,202
-----------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,468,202
-----------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [__]

-----------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%
-----------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
-----------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Perstorp AB
-----------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [X]
                                                                       (b)   [__]

-----------------------------------------------------------------------------------------
3.      SEC USE ONLY


-----------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC
-----------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                                 [__]


-----------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Sweden
-----------------------------------------------------------------------------------------
     NUMBER OF         7.   SOLE VOTING POWER            0
       SHARES         -------------------------------------------------------------------
    BENEFICIALLY       8.   SHARED VOTING POWER          3,468,202
      OWNED BY        -------------------------------------------------------------------
        EACH           9.   SOLE DISPOSITIVE POWER       0
     REPORTING        -------------------------------------------------------------------
    PERSON WITH       10.   SHARED DISPOSITIVE POWER     3,468,202
-----------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,468,202
-----------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [__]

-----------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        100%
-----------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
-----------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

        This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1/A and Amendment No. 3 to Schedule 13D on Schedule 13D/A (collectively, along with the original Schedule 14D-1 and Schedule 13D and Amendment Nos. 1 and 2 to the original Schedule 14D-1 and Schedule 13D, the "Schedule 14D-1") relates to the offer by Ewok Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly-owned subsidiary of PerBio Science AB, a Swedish corporation ("Parent"), which is a direct wholly-owned subsidiary of Perstorp AB, a Swedish corporation, to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of Endogen, Inc., a Massachusetts corporation (the "Company"), at a price of $3.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 1999 (the "Offer to Purchase"), as supplemented by the Supplement to Offer to Purchase, dated June 17, 1999 (the "Supplement"), and the related Letter of Transmittal, copies of which have been attached to the Schedule 14D-1 as Exhibits (a)(1), (a)(10) and (a)(2), respectively.

        Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Offer to Purchase, as amended by the Supplement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Items 6(a) and 6(b) of the Schedule 14D-1 are hereby amended and supplemented by the following:

        The Offer terminated at 12:00 midnight, New York City Time, on Wednesday, July 7, 1999. On July 8, 1999, Parent accepted 3,171,794 Shares for payment, which constituted 91.45% of the outstanding Shares. After accepting such Shares for payment, Purchaser filed Articles of Merger with the Secretary of Commonwealth of the Commonwealth of Massachusetts and thereby effected a short form merger of the Company with and into Purchaser. See Item 10(f) below.

        On July 8, 1999, Purchaser issued a press release announcing the successful completion of the Offer. A copy of the press release is attached hereto as Exhibit (a)(13) and is incorporated herein by this reference.

ITEM 10.  ADDITIONAL INFORMATION.

        Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

        On July 8, 1999, after accepting the Shares for payment, Purchaser filed Articles of Merger with the Secretary of Commonwealth of the Commonwealth of Massachusetts effecting the statutory short form merger of the Company with and into Purchaser in accordance with Massachusetts law. Concurrent with such filing, Purchaser filed Articles of Amendment changing the name of Purchaser to Endogen, Inc. In the merger, shares not owned by Purchaser were converted into the right to receive $3.75 per Share in cash, subject to appraisal rights.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(15) Press Release of Parent, dated July 8, 1999.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1999


                               EWOK ACQUISITION CORP.

                               By: /s/ Robb Anderson
                                   _________________________________
                                   Name:   Robb Anderson
                                   Title:  President



                               PERBIO SCIENCE AB

                               By: /s/ Mats Fischier
                                   _________________________________
                                   Name:   Mats Fischier
                                   Title:  Director



                               PERSTORP AB

                               By: /s/ Ake Fredriksson
                                   _________________________________
                                   Name:   Ake Fredriksson
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(13) Press Release of Parent, dated July 8, 1999.